Room 4561

August 8, 2006

Mr. David Lupp
Chief Financial Officer
Mod-Pac Corp.
1801 Elmwood Avenue
Buffalo, NY 14207

      Re: **Mod-Pac Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 29, 2006
              Form 10-Q for the Fiscal Quarter Ended April 1, 2006
              Filed May 15, 2006
              File No. 000-50063

Dear Mr. Lupp:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief